UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Neubase Therapeutics, Inc.
(Name of Issuer)

Common stock, par value $0.0001
(Title of Class of Securities)

64132K201
(CUSIP Number)

Barry Shiff, 2828 Bathurst Street, Suite 400, Toronto, Canada M6B-3A7, 416-453-7832
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 64132K201

(1)	Names of reporting persons: Symetryx Corporation

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☒
(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions) WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)	Citizenship or place of organization: Ontario, Canada

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power: 428,444

	(8)	Shared voting power: 0

	(9)	Sole dispositive power: 428,444

	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person 428,444

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13)	Percent of class represented by amount in Row (11) 13.8%*

(14)	Type of reporting person (see instructions): CO

*	Percent of class is based on 3,114,206 shares of Common Stock issued and outstanding as of August 29, 2023, as reported to Symetryx Corporation by the Chief Financial Officer of Neubase Therapeutics, Inc.

CUSIP 64132K201

(1)	Names of reporting persons Barry Shiff Registered Retirement Savings Plan

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☒
(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions) PF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)	Citizenship or place of organization Toronto, Canada

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power 105,708

	(8)	Shared voting power 0

	(9)	Sole dispositive power 105,708

	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 105,708

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13)	Percent of class represented by amount in Row (11) 3.4%*

(14)	Type of reporting person (see instructions) OO

*	Percent of class is based on 3,114,206 shares of Common Stock issued and outstanding as of August 29, 2023, as reported to Symetryx Corporation by the Chief Financial Officer of Neubase Therapeutics, Inc.

CUSIP 64132K201

(1)	Names of reporting persons Barry Shiff Tax Free Savings Account

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☒
(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions) PF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)	Citizenship or place of organization Toronto, Canada

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power 3,800

	(8)	Shared voting power 0

	(9)	Sole dispositive power 3,800

	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 3,800

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13)	Percent of class represented by amount in Row (11) 0.0%*

(14)	Type of reporting person (see instructions) OO

*	Percent of class is based on 3,114,206 shares of Common Stock issued and outstanding as of August 29, 2023, as reported to Symetryx Corporation by the Chief Financial Officer of Neubase Therapeutics, Inc.

CUSIP 64132K201

(1)	Names of reporting persons Aleta Shiff Tax Free Savings Account

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☒
(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions) PF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)	Citizenship or place of organization Toronto, Canada

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power 36,485

	(8)	Shared voting power 0

	(9)	Sole dispositive power 36,485

	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 36,485

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13)	Percent of class represented by amount in Row (11) 1.2%*

(14)	Type of reporting person (see instructions) OO

*	Percent of class is based on 3,114,206 shares of Common Stock issued and outstanding as of August 29, 2023, as reported to Symetryx Corporation by the Chief Financial Officer of Neubase Therapeutics, Inc.

CUSIP 64132K201

(1)	Names of reporting persons Aleta Shiff Registered Retirement Savings Plan

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☒
(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions) PF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power 44,488

	(8)	Shared voting power 0

	(9)	Sole dispositive power 44,488

	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 44,488

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13)	Percent of class represented by amount in Row (11) 1.4%*

(14)	Type of reporting person (see instructions) OO

*	Percent of class is based on 3,114,206 shares of Common Stock issued and outstanding as of August 29, 2023, as reported to Symetryx Corporation by the Chief Financial Officer of Neubase Therapeutics, Inc.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D pertains to the common stock, par value $0.0001 (“Common Stock”), of Neubase Therapeutics, Inc., a Delaware corporation (“Issuer”). The Issuer’s principal executive office is located at 350 Technology Drive, Suite 421, Pittsburgh, Pennsylvania 15219.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement on Schedule 13D is filed by the following entities, who are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”:

(i)	Symetryx Corporation (“Symetryx”);
(ii)	Barry Shiff Registered Retirement Savings Plan (“Barry RRSP”);
(iii)	Barry Shiff Tax Free Savings Account (“Barry TFSA”);
(iv)	Aleta Shiff Registered Retirement Savings Plan (“Aleta RRSP”);
(v)	Aleta Shiff Tax Free Savings Account (“Aleta TFSA”).

(b) The principal business and office address of Symetryx is:

2828 Bathurst Street Suite 400

Toronto, Canada M6B3A7.

The residence address of the beneficiaries of the Barry RRSP, Barry TFSA, Aleta RRSP, and Aleta TFSA is:

461 Lytton Blvd.

Toronto, Canada M5N1S5.

(c)          (i) Symetryx is a Family Office that invests its funds in business entities. The principal business address of Symetryx is as set forth in (b) above.

(ii) Aleta Shiff, beneficiary of Aleta RRSP and Aleta TFSA, is the Secretary and a member of the Board of Directors of Symetryx. Ms. Shiff’s place of employment is Symetryx address specified in (b) above.

(iii) Barry Shiff, beneficiary of Barry RRSP and Barry TFSA, is the President and a member of the Board of Directors of Symetryx. Mr. Shiff’s place of employment is Symetryx address specified in (b) above.

(iv) Barry Shiff and Aleta Shiff are the only officers and members of the Board of Directors of Symetryx.

(d) During the last five years, none of Symetryx, Aleta Shiff, or Barry Shiff has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of Symetryx, Aleta Shiff, or Barry Shiff has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           (i) Symetryx is incorporated in Ontario, Canada.

(ii) Barry Shiff and Aleta Shiff are residents of Toronto, Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(i)	Symetryx used USD$358,865 of working capital to purchase shares of the Common Stock of Issuer.

(ii)	Aleta TFSA used USD$33,160 of personal funds to purchase shares of the Common Stock of Issuer.

(iii)	Aleta RRSP used USD$44,355 of personal funds to purchase shares of the Common Stock of Issuer.

(iv)	Barry TFSA used USD$3,796 of personal funds to purchase shares of the Common Stock of Issuer.

(v)	Barry RRSP used USD$90,232 of personal funds to purchase shares of the Common Stock of Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

(a) The Reporting Persons intend to purchase additional shares of Common Stock of the Issuer.

(b) An employee of Symetryx has had telephone conferences with the Chief Financial Officer of the Issuer. The Reporting Persons are aware that the Issuer’s executive management are considering potential mergers. The Reporting Persons will consider the merits of any merger, liquidation, or other extraordinary business transaction being proposed by the Board of Directors of the Issuer.

(c) Not applicable.

(d) The Reporting Persons intend to discuss with executive management of the Issuer adding a representative of the Reporting Persons to the Board of Directors of Issuer. This might require a resolution of the Issuer’s Board of Directors to increase the number of directors that constitutes a full Board of Directors. The Reporting Persons have not had access to the relevant minutes of the Issuer’s Board of Directors to determine whether such a resolution would be required.

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

(i) Not applicable.

(j) Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Pursuant to the definition of “group” in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), the Reporting Persons may be deemed to beneficially own the shares of Common Stock beneficially owned by each other. To the best of the Reporting Persons’ knowledge, based solely upon information provided to Symetryx by the Chief Financial Officer of Issuer as to the number of shares of Common Stock issued and outstanding as of August 29, 2023, the aggregate beneficial ownership of the Reporting Persons equates to approximately 618,925 shares of Common Stock in the aggregate, or approximately 19.9% of the total number of shares of Common Stock outstanding. Accordingly, Items 11 and 13 of the cover pages to this Schedule 13D set forth the aggregate number and percentage of outstanding shares of Common Stock that are beneficially owned by each of the Reporting Persons as of August 30, 2023.

(b) Subject to the group status discussion in Item 5(a) above, Items 7 through 10 of the cover pages to this Schedule 13D set forth the number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons as of August 30, 2023 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) During the last 60 days, the Reporting Persons purchased shares of Common Stock on the Nasdaq Stock Market as summarized in Exhibit 99.1.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described above in Item 4, which response is incorporated by reference herein, neither the Reporting Persons nor, to their knowledge, any is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including the transfer or voting of any Issuer securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.
99.1	Purchases by Reporting Persons of Shares of Issuer Common Stock During the Past 60 Days

99.2	Power of Attorney of Symetryx and Barry Shiff Authorizing Legal Counsel to Cause this Schedule 13D to be filed with the Securities and Exchange Commission.

99.3	Power of Attorney of Aleta Shiff Authorizing Legal Counsel to Cause this Schedule 13D to be filed with the Securities and Exchange Commission.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct as of August 30, 2023.

Signature	/s/ Barry Shiff
Name/Title	Barry Shiff, President, Symetryx Corporation

Signature	/s/ Barry Shiff
Name/Title	Barry Shiff, Beneficiary of Barry RRSP

Signature	/s/ Barry Shiff
Name/Title	Barry Shiff, Beneficiary of Barry TFSA

Signature	/s/ Aleta Shiff
Name/Title	Aleta Shiff, Beneficiary of Aleta TFSA

Signature	/s/ Aleta Shiff
Name/Title	Aleta Shiff, Beneficiary of Aleta TFSA